UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

AboveNet, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
00374N107
(CUSIP Number)
Steven C. Davis
Davis Wright Tremaine LLP
1300 SW Fifth Avenue, Suite 2300
Portland, OR 97201
(503) 778-5403
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00374N107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIBER, LLC [33-1062893]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		883,430 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

883,430 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,430 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	00374N107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eagle River Holdings, LLC [41-2079890]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		883,430 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

883,430 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,430 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	00374N107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Craig O. McCaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		883,430 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

883,430 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,430 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	00374N107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eagle River Inc. [91-6364040]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		883,430 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

883,430 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,430 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1.	SECURITY AND ISSUER
     This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of AboveNet, Inc., a Delaware corporation (the “Issuer”), and is being filed by the undersigned to amend and supplement the Schedule 13D filed on September 18, 2003 (the “Schedule 13D”), as previously amended by Amendment No. 1 filed on November 24, 2009 and Amendment No. 2 filed on April 23, 2010. The address of the Issuer’s principal executive office is 360 Hamilton Avenue, White Plains, New York 10601.
     Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND
     Item 2 of the Schedule 13D is amended and restated to read in its entirety as follows:
(a), (b), (c) The persons filing this statement are:
(1)	Fiber LLC, is a limited liability company formed under the laws of the State of Washington (“Fiber”). Fiber is the direct owner of the securities of the Issuer which are the subject of this statement. The principal business of Fiber is to invest in stock, options, securities, notes, debentures, bonds, and other business opportunities. The address for Fiber’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(2)	Eagle River Holdings, LLC, is a limited liability company formed under the laws of the State of Washington (“ERH”). ERH is the sole member of Fiber. The principal business of ERH is to build equity value for its members by acquiring, investing, holding and disposing of securities and other investments. ERH was formerly known as COM Holdings, LLC. The address for ERH’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(3)	Craig O. McCaw, an individual (“Mr. McCaw”), owns all of the voting membership interests in ERH and is the sole shareholder of ERI, the manager of ERH, which in turn has voting and management control of Fiber. Mr. McCaw serves as Chairman and Chief Executive Officer of ERI, which provides management and consulting services. Mr. McCaw’s business address is 2300 Carillon Point, Kirkland, Washington 98033.

(4)	Eagle River, Inc., is a corporation formed under the laws of the State of Washington (“ERI” together with Fiber, ERH and Mr. McCaw, the “Reporting Persons” and each a “Reporting Person”). ERI is the manager of ERH and Fiber. The principal business of ERI is making investments and providing management and consulting services. The address for ERI’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

Mr. McCaw is the Chairman, sole director and Chief Executive Officer of ERI. The other executive officers of ERI are Benjamin G. Wolff, President, Amit Mehta, Vice-President and Gerry Salemme, Vice-President. Each serves in the foregoing capacities as his present principal occupation. The business address of each is 2300 Carillon Point, Kirkland, Washington 98033.
(d)-(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McCaw and each of the above named executive officers of ERI are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     As previously reported.

ITEM 4.	PURPOSE OF TRANSACTION
     As previously reported.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
     Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:
     This section describes the aggregate amount of securities held collectively by the Reporting Persons and the percentage ownership of the Reporting Persons, as calculated based on information made available by the Issuer as of May 1, 2010. The Reporting Persons disclaim beneficial ownership of securities held by other Reporting Persons except to the extent of any pecuniary interest therein.
(a)	The aggregate number of shares of the Issuer’s Common Stock beneficially owned by each reporting person covered by this statement is as follows:

Name	Number of Shares		Percentage

Eagle River Holdings, LLC	883,430	(1)	3.5	%(2)
Craig O. McCaw	883,430	(1)	3.5	%(2)
Fiber, LLC	883,430	(1)	3.5	%(2)
Eagle River, Inc.	883,430	(1)	3.5	%(2)
(b)
(1)	Number of shares as to which ERH has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 883,430 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 883,430 (1)
(2)	Number of shares as to which Mr. McCaw has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 883,430 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 883,430 (1)
(3)	Number of shares as to which Fiber has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 883,430 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 883,430 (1)
(4)	Number of shares as to which ERI has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 883,430 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 883,430 (1)
(c)	Securities transactions effected by any of the reporting persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less: Schedule A hereto sets forth certain information with respect to sales of the Issuer’s Common Stock by the Reporting Persons since the filing of Amendment No. 2 to Schedule 13D on April 23, 2010. Except for the transactions set forth on Schedule A hereto, since the filing of Amendment No. 2 to Schedule 13D on April 23, 2010, there were no transactions in the Issuer’s Common Stock effected by the Reporting Persons. All of the transactions described on Schedule A hereto were effected by open market transactions on the New York Stock Exchange.

(d)	Other persons with the right to receive or the power to direct dividends or proceeds from the securities: None

(e)	The date on which the reporting persons ceased to be the beneficial owner of more then 5% of the class of securities: June 15, 2010.
Note (1): Pursuant to the terms of the Limited Liability Company Agreement of Fiber, ERI, as manager, and ERH, as sole member, share control over the management and affairs of Fiber, including investment and voting control over the securities. Pursuant to the terms of the Limited

Liability Company Agreement of ERH, ERI, as manager, and Mr. McCaw, as sole member, share control over the management and affairs of ERH, including any decisions made as sole member of Fiber. Mr. McCaw, as the sole director, Chairman, Chief Executive Officer and controlling shareholder of ERI, has management control over ERI, including any decisions made as manager of Fiber and ERH.
Note (2): The calculation is based on a total of 25,129,717 shares of Common Stock outstanding as of May 1, 2010, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     As previously reported.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 17, 2010

EAGLE RIVER HOLDINGS, LLC
/s/ Amit Mehta
By: Amit Mehta
Title:	Vice President

CRAIG O. MCCAW
/s/ Craig O. McCaw

FIBER, LLC
/s/ Amit Mehta
By: Amit Mehta
Title:	Vice President, Eagle River, Inc Manager

EAGLE RIVER, INC.
/s/ Amit Mehta
By: Amit Mehta
Title:	Vice-President

SCHEDULE A
(Transactions by the Reporting Persons in Common Stock)

Date	Transaction	Shares	Price Per Share($)
5/10/10	SELL	(35,000)	48.5612
5/11/10	SELL	(60,000)	48.1440
5/13/10	SELL	(23,500)	49.1337
6/15/10	SELL	(1,004,400)	46.2543